ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202

November 30, 2016

VIA EDGAR TRANSMISSION

Mr. David Manion
U.S. Securities and Exchange Commission (the “Commission”)
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	ETF Series Solutions (the “Trust”) File Nos. 333-179562 and 811-22668

Dear Mr. Manion:

This correspondence is in response to the comment the Trust received from you on November 14, 2016 with respect to the financial statements filed on Form N-CSR for the (i) Master Income ETF and Validea Market Legends ETF, each for the fiscal year ended November 30, 2015; (ii) Diamond Hill Valuation-Weighted 500 ETF for the fiscal year ended December 31, 2015; and (iii) Deep Value ETF, Vident International Equity Fund, Vident Core U.S. Equity Fund, and Vident Core U.S. Bond Strategy ETF, each for the fiscal year ended August 31, 2016. For your convenience, your comments have been reproduced with the Trust’s response following each comment.

Comment 1.	With respect to the Master Income ETF, the staff noted that the principal financial officer signed the certifications filed with Form N-CSR on February 2, but the principal executive officer signed on February 5. Please explain why the officers were unable to reach such conclusions on the same date. Please also confirm whether there were any items meriting consideration with respect to such certifications between those dates.

Response:	The Trust’s principal executive officer and principal financial officer signed the certifications filed with Form N‑CSR on different dates due to scheduling differences with respect to their availability. The Trust confirms that there were not any matters arising between February 2, 2016 and February 5, 2016 with respect to the Master Income ETF that merited additional consideration by the Trust’s principal financial officer prior to the filing of Form N-CSR. Additionally, the Trust is not aware of any statute, rule, or Commission guidance requiring Form N-CSR to be signed on the same date by the principal executive officer and principal financial officer.

Comment 2.	With respect to the Master Income ETF and Validea Market Legends ETF, the staff noted that the report of the independent registered public accounting firm was dated January 29, 2016, which was the 60th day following the funds’ year-end. Please confirm that the funds’ shareholder reports were transmitted in compliance with rule 30e-1 on the same day.

Response:	The Trust confirms that the shareholder reports for the Master Income ETF and Validea Market Legends ETF for the fiscal year ended November 30, 2015 were transmitted in compliance with rule 30e-1. The Trust notes that the report of the independent registered public accounting firm is typically available prior to its issuance to enable the Trust to prepare the report for delivery on the same day or shortly after the report is released.

Comment 3.	With respect to the Master Income ETF, please confirm that the fund complied with Section 19 under the Investment Company Act of 1940 with respect to sending notices to shareholders regarding the fund’s return of capital distributions.

Response:	The Trust so confirms.

Comment 4.	With respect to the Vident Core U.S. Bond Strategy ETF, the fund’s annual report indicated that the fund held when-issued securities equal to 10% of the fund’s net assets at its fiscal year-end. Please consider adding disclosure regarding the accounting policies applicable to to-be-announced (TBA) transactions and the rolling of such investments.

Response:	Future shareholder reports for the Vident Core U.S. Bond Strategy ETF will include the following disclosure regarding the fund’s accounting policies applicable to to-be-announced (TBA) transactions and the rolling of such investments in future filings:
Securities Purchased or Sold on a Forward-Commitment Basis.  The Vident Core U.S. Bond Strategy ETF may enter into TBA commitments, Mortgage Dollar Roll Transactions, or other purchase and sale transactions that specify forward delivery of a financial security. TBA commitments are forward agreements for the purchase or sale of mortgage-backed pass-through securities for a fixed price, with payment and delivery on an agreed upon future settlement date.  Most commitments in mortgage-backed pass-through securities occur for future delivery in which the exact mortgage pools to be delivered are not specified until a few days prior to settlement.  The specific securities to be delivered are not identified at the trade date.  However, delivered securities must follow general trade parameters, including issuer, rate and mortgage terms.  When entering into TBA commitments, the Funds may take possession of or deliver the underlying mortgage-backed pass-through securities but can extend the settlement or roll the transaction.
In order to better define contractual rights and to secure rights that will help the Fund mitigate counterparty risk, TBA commitments may be entered into by the Fund under a Master Securities Forward Transaction Agreement (an “MSFTA”). An MSFTA typically contains, among other things, collateral posting terms and netting provisions in the event of default and/or termination event. The collateral requirements are typically calculated by netting the mark-to-market amount for each transaction under such agreement and comparing that amount to the value of the collateral currently pledged by the Fund and the counterparty. Cash collateral that has been pledged to cover the obligations of a Trust and cash collateral received from the counterparty, if any, is reported separately on the Statements of Assets and Liabilities as cash held as collateral for TBA commitments or cash received as collateral for TBA commitments, respectively. Non-cash collateral pledged by the Fund, if any, is noted in the Schedules of Investments. In connection with this ability, the Fund may enter into mortgage “dollar rolls” in which the Fund sells TBA mortgage-backed securities and simultaneously contract to repurchase substantially similar (i.e., same type, coupon and maturity) securities on a specific future date at an agreed upon price.  During the period between the sale and repurchase, the Fund is not entitled to receive interest and principal payments on the securities sold. Mortgage dollar roll transactions are treated as purchases and sales and realize gains and losses on these transactions.
Comment 5.	With respect to the Vident Core U.S. Bond Strategy ETF, the Statements of Assets & Liabilities shows “Cash Held as Collateral” of $300,000 as of fiscal year-end. Please explain whether this amount is segregated by the fund as collateral or held by a third-party. Please also consider adding disclosure regarding the receipt or segregation of amounts related to collateral.

Response:	The above-referenced amount is cash in the fund’s custody account segregated as collateral for the fund’s TBA transactions. Please see the response to comment no. 4 above for related disclosure to be included in future filings.

Comment 6.	With respect to the fixed creation fees charged by each fund, please confirm the recipient of such fees and include disclosure with respect to such fact.

Response:	The Trust confirms that fixed creation fees charged by each fund are paid to the fund’s custodian. Disclosure noting that such fees are paid to the custodian will be included in future filings.

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If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Vice President and Secretary